SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                 S1 Corporation
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    78463B101
                                 --------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 46 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78463B101                    13D                   Page  2 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,675,154
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,675,154
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,675,154
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  3 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PARCHE, LLC 20-0870632
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     908,903
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            908,903
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      908,903
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  4 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RCG AMBROSE MASTER FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,674
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            128,674
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,674
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  5 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RCG HALIFAX FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     133,919
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            133,919
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      133,919
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  6 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     602,960
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            602,960
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      602,960
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  7 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ADMIRAL ADVISORS, LLC 37-1484525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,584,057
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,584,057
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,584,057
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  8 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS ADVISORS, LLC 13-3954331
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     602,960
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            602,960
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      602,960
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  9 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS CAPITAL GROUP, L.L.C. 13-3937658
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     5,449,610
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,449,610
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,449,610
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 10 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      C4S & CO., L.L.C. 13-3946794
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     5,449,610
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,449,610
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,449,610
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 11 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PETER A. COHEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,449,610
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,449,610
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,449,610
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 12 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MORGAN B. STARK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,449,610
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,449,610
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,449,610
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 13 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,449,610
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,449,610
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,449,610
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 14 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS W. STRAUSS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,449,610
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,449,610
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,449,610
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 15 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES EQUITY PARTNERS, L.P. 13-4088890
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     335,877
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            335,877
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      335,877
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 16 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES INVESTORS, LLC 13-4126527
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     335,877
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            335,877
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      335,877
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 17 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     508,515
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            508,515
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      508,515
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 18 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON INVESTMENTS, L.P. 20-2871525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     119,582
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            119,582
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,582
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 19 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES ADVISORS, LLC 20-0327470
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     628,097
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            628,097
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      628,097
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 20 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON CAPITAL GROUP, L.P. 13-3635132
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     963,974
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            963,974
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      963,974
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 21 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      LNA CAPITAL CORP. 13-3635168
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     963,974
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            963,974
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      963,974
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 22 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JAMES MITAROTONDA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     963,974
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            963,974
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      963,974
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 23 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARCADIA PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 24 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARCADIA CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 25 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RICHARD ROFE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     77,138
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            77,138
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      77,138
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 26 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY C. SMITH
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 27 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY D. GLIDDEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 28 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WILLIAM J. FOX
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 29 of 46 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      EDWARD TERINO
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 30 of 46 Pages

      The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            Jeffrey C. Smith, Jeffrey D. Glidden, William J. Fox and Edward Terino are hereby added as Reporting Persons to the Schedule 13D.

            Jeffrey C. Smith ("Mr. Smith") is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a Managing Director of Ramius Capital. The principal business address of Mr. Smith is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Smith is a citizen of the United States of America.

            Jeffrey D. Glidden ("Mr. Glidden") is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Vice President and Chief Financial Officer of Airvana, Inc. The principal business address of Mr. Glidden is c/o Airvana, Inc., 19 Alpha Road, Chelmsford, Massachusetts 01824. Mr. Glidden is a citizen of the United States of America.

            William J. Fox ("Mr. Fox") is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Chief Executive Officer of L Q Corporation, Inc. and as the Vice Chairman of Barington Capital and certain of its affiliates. The principal business address of Mr. Fox is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. Mr. Fox is a citizen of the United States of America.

            Edward Terino ("Mr. Terino") is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Co-Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd. The principal business address of Mr. Terino is c/o Arlington Tankers Ltd, 191 Post Road West, Westport, Connecticut 06880. Mr. Terino is a citizen of the United States of America.

            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The final two paragraphs of Item 2(a) are hereby amended and restated as follows:

            Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." As of April 4, 2006, the Reporting Persons were the beneficial owners of, in the aggregate, 6,490,722 Shares, representing approximately 9.2% of the Shares presently outstanding. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP No. 78463B101                    13D                   Page 31 of 46 Pages

            Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

      The second paragraph of Item 2(c) is hereby amended and restated as follows:

            The principal business of each of Barington Companies Equity, Barington Companies Offshore, Barington Investments and Barington Capital is acquiring, holding and disposing of investments in various companies. The principal business of Barington Companies Advisors is serving as the investment advisor of Barington Companies Offshore and the general partner of Barington Investments. The principal business of Barington Companies Investors is serving as the general partner of Barington Companies Equity. The principal business of LNA is serving as the general partner of Barington Capital.

      Item 2(f) is hereby amended to add the following:

            Each other person identified in Item is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore, who is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore, who is a citizen of Bermuda and the United Kingdom.

      The first paragraph of Item 3 is hereby amended and restated as follows:

            The Shares purchased by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Barington Companies Equity, Barington Companies Offshore and Barington Investments were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 5,449,610 Shares beneficially owned in the aggregate by Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master is approximately $23,472,535.67, including brokerage commissions. The aggregate purchase cost of the 963,974 Shares beneficially owned in the aggregate by Barington Companies Equity, Barington Companies Offshore and Barington Investments is approximately $4,074,830.64, including brokerage commissions. The aggregate purchase cost of the 75,000 Shares beneficially owned in the aggregate by Arcadia Partners and Arcadia Capital is approximately $309,750, including brokerage commissions. The aggregate purchase cost of the 2,138 Shares owned personally by Mr. Rofe and purchased with Mr. Rofe's personal funds is approximately $8,829.94.

      Item 4 is hereby amended to add the following:

            The Reporting Persons continue to believe that the Shares of the Issuer are undervalued and that the best way to maximize shareholder value is through the sale of the Issuer. In response to their Schedule 13D filing, the Reporting Persons have received unsolicited calls from potential acquirers and/or agents for potential acquirers, both strategic and financial, who have expressed an interest in participating in a sale process relating to the Issuer.

CUSIP No. 78463B101                    13D                   Page 32 of 46 Pages

            The Reporting Persons are currently considering various options available to them as shareholders, and in order to preserve their rights, on April 3, 2006, Starboard delivered a letter to the Issuer (the "Nomination Letter") nominating Jeffrey D. Glidden and Jeffrey C. Smith, as set forth therein, for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2006 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2006 Annual Meeting"). A copy of this letter is attached hereto as Exhibit 4 and is incorporated herein by reference. Also in the Nomination Letter, Starboard proposed certain amendments to the Issuer's Amended and Restated Bylaws for consideration at the 2006 Annual Meeting, including amendments (i) to allow only shareholders to fix the number of directors of the Issuer and to expand the size of the Issuer's Board by three seats, (ii) to allow newly created directorships resulting from an increase in the size of the Issuer's Board to be filled only by a vote of the shareholders and (iii) to allow shareholders holding at least one-tenth of the outstanding capital stock of the Issuer to call a special meeting of shareholders, a right which the Issuer recently removed from shareholders. In the event that bylaw proposals (i) and (ii) above are approved, Starboard also gave notice to the Issuer of its intention to elect Edward Terino, William J. Fox and Richard S. Rofe as directors at the 2006 Annual Meeting to fill the vacancies created by the increase in the size of the Issuer's Board.

            The Reporting Persons believe that the deadline for submission of director nominations and business proposals for the 2006 Annual Meeting has not expired. The Reporting Persons may choose, in their sole discretion, to modify the proposals and the director nominations, including the number of nominees, set forth in the Nomination Letter for any reason including, but not limited to, as a response to any action taken by the Issuer in response to the submission of the Nomination Letter, as a result of the Reporting Persons' views on their ability to successfully implement their proposals or as a result of the Reporting Persons' belief that additional proposals may be necessary to improve the Issuer's corporate governance.

            On April 4, 2006, Starboard delivered a letter to the Issuer demanding to inspect a list of shareholders as of the record date set for the 2006 Annual Meeting and certain other corporate records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law. The purpose of such demand is to allow the Reporting Persons to communicate with the Issuer's shareholders on Starboard's director nominations, shareholder proposals and other matters relating to the Issuer's corporate governance and operations. A copy of this letter is attached hereto as Exhibit 5 and is incorporated herein by reference.

      Item 5 is hereby amended and restated as follows:

            The aggregate percentage of Shares reported owned by each person named herein is based upon 70,453,355 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

A. Starboard

CUSIP No. 78463B101                    13D                   Page 33 of 46 Pages

      (a) As of April 4, 2006, Starboard beneficially owned 3,675,154 Shares.

          Percentage: Approximately 5.2%

      (b) 1. Sole power to vote or direct vote: 3,675,154
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 3,675,154
          4. Shared power to dispose or direct the disposition: 0

      (c) The number of Shares acquired by Starboard since March 30, 2006 is set forth in Schedule A and is incorporated by reference.

B. Parche

      (a) As of April 4, 2006, Parche beneficially owned 908,903 Shares.

          Percentage: Approximately 1.3%

      (b) 1. Sole power to vote or direct vote: 908,903
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 908,903
          4. Shared power to dispose or direct the disposition: 0

      (c) The number of Shares acquired by Parche since March 30, 2006 is set forth in Schedule A and is incorporated by reference.

C. RCG Ambrose

      (a) As of April 4, 2006, RCG Ambrose beneficially owned 128,674 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 128,674
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 128,674
          4. Shared power to dispose or direct the disposition: 0

      (c) RCG Ambrose has not acquired Shares since March 30, 2006.

D. RCG Halifax

      (a) As of April 4, 2006, RCG Halifax beneficially owned 133,919 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 133,919
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 133,919
          4. Shared power to dispose or direct the disposition: 0

      (c) RCG Halifax has not acquired Shares since March 30, 2006.

CUSIP No. 78463B101                    13D                   Page 34 of 46 Pages

E. Ramius Master

      (a) As of April 4, 2006, Ramius Master beneficially owned 602,960 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 602,960
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 602,960
          4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Master has not acquired Shares since March 30, 2006.

F. Admiral Advisors

      (a) As of April 4, 2006, as the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 3,675,154 Shares owned by Starboard and (ii) 908,903 Shares owned by Parche.

          Percentage: Approximately 6.5%

      (b) 1. Sole power to vote or direct vote: 4,584,057
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 4,584,057
          4. Shared power to dispose or direct the disposition: 0

      (c) Admiral Advisors has not entered into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

G. Ramius Advisors

      (a) As of April 4, 2006, as the investment advisor of Ramius Master, Ramius Advisors may be deemed the beneficial owner of 602,960 Shares owned by Ramius Master.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 602,960
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 602,960
          4. Shared power to dispose or direct the disposition: 0

      (c) Neither Ramius Advisors nor Ramius Master has entered into any transactions in the Shares since March 30, 2006.

CUSIP No. 78463B101                    13D                   Page 35 of 46 Pages

H. Ramius Capital

      (a) As of April 4, 2006, as the sole member of Admiral Advisors and Ramius Advisors (the investment manager of Ramius Master) and as the investment manager of RCG Halifax and RCG Ambrose, Ramius Capital may be deemed the beneficial owner of (i) 3,675,154 shares owned by Starboard, (ii) 908,903 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax and (v) 602,960 Shares owned by Ramius Master.

          Percentage: Approximately 7.7%

      (b) 1. Sole power to vote or direct vote: 5,449,610
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 5,449,610
          4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Capital did not enter into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 on behalf of Starboard and Parche are set forth in Schedule A, and are incorporated herein by reference.

I. C4S

      (a) As of April 4, 2006, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 3,675,154 shares owned by Starboard, (ii) 908,903 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax and (v) 602,960 Shares owned by Ramius Master.

          Percentage: Approximately 7.7%

      (b) 1. Sole power to vote or direct vote: 5,449,610
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 5,449,610
          4. Shared power to dispose or direct the disposition: 0

      (c) C4S did not enter into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

CUSIP No. 78463B101                    13D                   Page 36 of 46 Pages

J. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a) As of April 4, 2006, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 3,675,154 shares owned by Starboard, (ii) 908,903 Shares owned by Parche,
(iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax and (v) 602,960 Shares owned by Ramius Master. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard, Parche, RCG Ambrose, RCG Halifax and Ramius Master by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

          Percentage: Approximately 7.7%

      (b) 1. Sole power to vote or direct vote: 0
          2. Shared power to vote or direct vote: 5,449,610
          3. Sole power to dispose or direct the disposition: 0
          4. Shared power to dispose or direct the disposition: 5,449,610

      (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

K. Barington Companies Equity

      (a) As of April 4, 2006, Barington Companies Equity beneficially owned 335,877 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 335,877
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 335,877
          4. Shared power to dispose or direct the disposition: 0

      (c) The number of Shares acquired by Barington Companies Equity since March 30, 2006 is set forth in Schedule A and is incorporated by reference.

L. Barington Companies Investors

      (a) As of April 4, 2006, as the general partner of Barington Companies Equity, Barington Companies Investors may be deemed the beneficial owner of 335,877 Shares owned by Barington Companies Equity.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 335,877
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 335,877
          4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 37 of 46 Pages

      (c) Barington Companies Investors did not enter into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 by Barington Companies Equity, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

M. Barington Companies Offshore

      (a) As of April 4, 2006, Barington Companies Offshore beneficially owned 508,515 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 508,515
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 508,515
          4. Shared power to dispose or direct the disposition: 0

      (c) The number of Shares acquired by Barington Companies Offshore since March 30, 2006 is set forth in Schedule A and is incorporated by reference.

N. Barington Investments

      (a) As of April 4, 2006, Barington Investments beneficially owned 119,582 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 119,582
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 119,582
          4. Shared power to dispose or direct the disposition: 0

      (c) The number of Shares acquired by Barington Investments since March 30, 2006 is set forth in Schedule A and is incorporated by reference.

O. Barington Companies Advisors

      (a) As of April 4, 2006, as the investment advisor of Barington Companies Offshore and the general partner of Barington Investments, Barington Companies Advisors may be deemed the beneficial owner of (i) 508,515 Shares owned by Barington Companies Offshore and (ii) 119,582 Shares owned by Barington Investments.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 628,097
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 628,097
          4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 38 of 46 Pages

      (c) Barington Companies Advisors did not enter into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 by Barington Companies Offshore and Barington Investments, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

P. Barington Capital

      (a) As of April 4, 2006, as the majority member of Barington Companies Investors and the Managing Member of Barington Companies Advisors, Barington Capital may be deemed the beneficial owner of (i) 508,515 Shares owned by Barington Companies Offshore, (ii) 335,877 Shares owned by Barington Companies Equity and (iii) 119,582 Shares owned by Barington Investments.

          Percentage: Approximately 1.4%

      (b) 1. Sole power to vote or direct vote: 963,974
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 963,974
          4. Shared power to dispose or direct the disposition: 0

      (c) Barington Capital did not enter into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 by Barington Companies Offshore, Barington Companies Equity and Barington Investments are set forth in Schedule A, and are incorporated by reference.

Q. LNA

      (a) As of April 4, 2006, as the general partner of Barington Capital, LNA may be deemed the beneficial owner of (i) 508,515 Shares owned by Barington Companies Offshore, (ii) 335,877 Shares owned by Barington Companies Equity and
(iii) 119,582 Shares owned by Barington Investments.

          Percentage: Approximately 1.4%

      (b) 1. Sole power to vote or direct vote: 963,974
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 963,974
          4. Shared power to dispose or direct the disposition: 0

      (c) LNA did not enter into any transactions in the Shares since March 30, 2006. The transactions in the Shares since March 30, 2006 by Barington Companies Offshore, Barington Compaines Equity and Barington Investments are set forth in Schedule A, and are incorporated by reference.

CUSIP No. 78463B101                    13D                   Page 39 of 46 Pages

R. Mr. Mitarotonda

      (a) As of April 4, 2006, as the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed the beneficial owner of (i) 335,877 Shares owned by Barington Companies Equity, (ii) 508,515 Shares owned by Barington Companies Offshore and (iii) 119,582 Shares owned by Barington Investments. Mr. Mitarotonda disclaims beneficial ownership of such Shares.

          Percentage: Approximately 1.4%

      (b) 1. Sole power to vote or direct vote: 963,974
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 963,974
          4. Shared power to dispose or direct the disposition: 0

      (c) Mr. Mitarotonda did not enter into any transactions in the Shares since March 30, 2006. The number of Shares acquired by Barington Companies Equity, Barington Companies Offshore and Barington Investments since March 30, 2006 are set forth in Schedule A and are incorporated by reference.

S. Arcadia Partners

      (a) As of April 4, 2006, Arcadia Partners beneficially owned 75,000
Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 75,000
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 75,000
          4. Shared power to dispose or direct the disposition: 0

      (c) Arcadia Partners did not enter into any transactions in the Shares since March 30, 2006.

T. Arcadia Capital

      (a) As of April 4, 2006, as the general partner of Arcadia Partners, Arcadia Capital may be deemed the beneficial owner of 75,000 Shares owned by Arcadia Partners.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 75,000
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 75,000
          4. Shared power to dispose or direct the disposition: 0

      (c) Arcadia Capital did not enter into any transactions in the Shares since March 30, 2006.

CUSIP No. 78463B101                    13D                   Page 40 of 46 Pages

U. Mr. Rofe

      (a) As of April 4, 2006, as the sole member of Arcadia Capital, Mr. Rofe may be deemed the beneficial owner of 75,000 Shares owned by Arcadia Partners. Mr. Rofe disclaims beneficial ownership of such Shares. In addition, Mr. Rofe personally owns 2,138 Shares.

          Percentage: Less than 1%

      (b) 1. Sole power to vote or direct vote: 77,138
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 77,138
          4. Shared power to dispose or direct the disposition: 0

      (c) Mr. Rofe did not enter into any transactions in the Shares since March 30, 2006.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e) Not applicable.

V. Messrs. Smith, Glidden, Terino and Fox do not currently beneficially own any Shares.

      The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      Item 6 is hereby amended to add the following:

            On April 6, 2006, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws. A copy of this agreement is attached hereto as Exhibit 6 and is incorporated herein by reference. Pursuant to letter agreements, Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Barington Companies Equity, Barington Companies Offshore and Barington Investments have agreed to indemnify each of Messrs. Glidden, Terino and Rofe against claims arising from the solicitation of proxies from the Issuer's shareholders at the 2006 Annual Meeting and any related transactions. A form of the letter agreement is attached hereto as Exhibits 7 and is incorporated herein by reference.

CUSIP No. 78463B101                    13D                   Page 41 of 46 Pages

      Item 7 is hereby amended to include the following exhibits:

            4. Nomination Letter from Starboard to the Issuer, dated April 3, 2006.

            5. Letter from Starboard to the Corporate Secretary of the Issuer, dated April 4, 2006, requesting a stockholders list and other corporate records.

            6. Joint Filing Agreement by and among the Reporting Persons, dated April 6, 2006.

            7.    Form of Indemnification Letter Agreement.

CUSIP No. 78463B101                    13D                   Page 42 of 46 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2006

STARBOARD VALUE AND                      RAMIUS MASTER FUND, LTD
OPPORTUNITY MASTER FUND LTD.             By: Ramius Advisors, LLC
                                             its investment manager
PARCHE, LLC                              By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC,                   its managing member
    its managing member
                                         ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.            By: Ramius Capital Group, L.L.C.,
By: Ramius Capital Group, L.L.C.,            its managing member
    its investment manager
By: C4S & Co., L.L.C.,                   RAMIUS ADVISORS, LLC
    its managing member                  By: Ramius Capital Group, L.L.C.,
                                             its managing member
RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C.,        RAMIUS CAPITAL GROUP, L.L.C.
    its investment manager               By: C4S & Co., L.L.C.,
By: C4S & Co., L.L.C.,                       as managing member
    its managing member
                                         C4S & CO., L.L.C.


                           By: /s/ Jeffrey M. Solomon
                               ----------------------------
                               Name:  Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
-----------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

CUSIP No. 78463B101                    13D                   Page 43 of 46 Pages

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC,
    its general partner


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Managing Member


BARINGTON COMPANIES INVESTORS, LLC


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Managing Member


/s/ James A. Mitarotonda
-----------------------------------
James A. Mitarotonda


BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: President


BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC,
    its general partner


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory


BARINGTON COMPANIES ADVISORS, LLC


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory


BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp.,
    its general partner


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer

CUSIP No. 78463B101                    13D                   Page 44 of 46 Pages

LNA CAPITAL CORP.


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer


ARCADIA PARTNERS, L.P.
By: Arcadia Capital Management, LLC,
    its general partner


By: /s/ Richard Rofe
    -------------------------------
Name:  Richard Rofe
Title: Sole Member


ARCADIA CAPITAL MANAGEMENT, LLC


By: /s/ Richard Rofe
    -------------------------------
Name:  Richard Rofe
Title: Sole Member


/s/ Richard Rofe
-----------------------------------
Richard Rofe


/s/ Jeffrey D. Glidden
-----------------------------------
Jeffrey D. Glidden


/s/ Jeffrey C. Smith
-----------------------------------
Jeffrey C. Smith


/s/ William J. Fox
-----------------------------------
William J. Fox


/s/ Edward Terino
-----------------------------------
Edward Terino

CUSIP No. 78463B101                    13D                   Page 45 of 46 Pages

SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 1 to Schedule 13D

         Shares of Common Stock      Price Per          Date of
          Purchased / (Sold)          Share($)       Purchase / Sale

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                113,762               4.8802            3/31/06
                 47,361               5.1097            4/03/06
                119,164               5.1311            4/04/06

                                   PARCHE, LLC

                 21,669               4.8802            3/31/06
                  9,021               5.1097            4/03/06
                 22,698               5.1311            4/04/06

                          RCG AMBROSE MASTER FUND, LTD.

                                      NONE

                             RCG HALIFAX FUND, LTD.

                                      NONE

                            RAMIUS MASTER FUND, LTD.

                                      NONE

                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                 54,172               4.8800            3/31/06

                  BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

                 52,818               4.8800            3/31/06

                           BARINGTON INVESTMENTS, L.P.

                 28,441               4.8800            3/31/06

CUSIP No. 78463B101                    13D                   Page 46 of 46 Pages

                             ARCADIA PARTNERS, L.P.

                                      NONE

                                  RICHARD ROFE

                                      NONE